Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ENTERS INTO WARRANT EXERCISE TRANSACTION FOR $21.8 MILLION IN GROSS PROCEEDS

Athens, Greece, June 13, 2022 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) announced today that it has entered into agreements with several accredited investors that are existing holders of its Class B Warrants wherein the investors agreed to exercise 31,150,000 outstanding Class B Warrants (the “Existing Warrants”) to purchase an aggregate of 31,150,000 shares of common stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share. These warrants were previously issued in an underwritten public offering which closed in March 2022.

The net proceeds of the exercise of the Existing Warrants to the Company, after deducting estimated expenses and fees, are expected to be approximately $20.9 million.

Maxim Group LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

The issuance of the Existing Warrants and the issuance of the common stock upon exercise thereof were conducted pursuant to the Company’s registration statements on Form F-1 previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on March 20, 2022. A final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov.

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders will receive new Class D warrants to purchase up to an aggregate of 31,150,000 shares of shares of common stock (the “Class D Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Each Class D Warrant is immediately exercisable for one share of common stock at an exercise price of $0.80 per share and will expire five years from issuance.

The Class D Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the shares of common stock issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of shares of common stock issuable upon exercise of the Class D Warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum product and crude oil seaborne transportation services. The Company currently owns five M.R. product tankers, two Suezmax oil tankers and one Aframax oil tanker with a total capacity of 671,804 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the anticipated use of proceeds from the warrant exercises, the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@Imperialpetro.com